MIPSolutions, Inc.
2130 East Bidwell Street, Folsom, CA 95630

May 11, 2009

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C.  20549

Re:	MIP Solutions, Inc.
Item 4.02 Form 8-K
Filed November 26, 2008
File No. 333-141927

Dear Messrs. Thompson and Phippen:

Thank your for your letter of February 24, 2009 concerning MIP Solutions, Inc. (the “Company”).  Below, please find the responses to your queries.

Comment 1:

We will be filing the attached Exhibit A immediately following your response to this letter if there are no further comments.

Comment 2:

With regard to Note 7 of the Form 10-KSB filed March 31, 2008 which refers to the commitment which resulted from an amendment with JHU/APL effective December 27, 2007 attached here to as Exhibit B disclosed under NOTE 7 - COMMITMENTS AND CONTINGENCIES to the original License Agreement; we stated in our letter dated February 10, 2009 that the Company recognizes that although the obligation related to the Amendment to its License Agreement was of the Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2008, the financial statements did not properly reflect the effect of the amendment.  Therefore the Company is restating the financial statements for the period ending December 31, 2007.  The effects to the balance sheet related to this period are also reflected in Exhibit A.

In addition, the terms of the amendment attached hereto as Exhibit B allowed for three separate payment dates with additional shares and warrants to be granted as each successive deadline passed.  The Company expected to meet each deadline but was unable to due to its inability to raise additional capital based on market conditions and delays in advancing the technology.  As a result, the quarterly reports filed for the periods ending March 31, 2008 and June 30, 2008 reflected additional accruals, capitalization and amortization of the license fees.

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
May 11, 2009

Comment #3:

With regard to comment # 3 the Company has restated its Financial Statements to comply with FASB 142 paragraphs 11 and 12 by reexamining the useful life of the License asset and establishing an estimated useful life of the asset at 10 years. The Company came to this determination by analyzing potential changes in technology, time to market, competition, and new advances by the Company outweighed the average useful life of the patents covered by the License Agreement of approximately 13.5 years.

 In addition, this reexamination took into account a careful review of paragraphs 11 and 12 of SFAS 142 and the assumptions by the Company that the technology relating to the licensed patents will be developed over time with products designed for three separate markets including mineral extraction related to mining operations, wastewater treatment, and drinking water safety.  The other major assumption related to the exclusivity granted by the license and its ability to thwart competition.

These assumptions are backed by paragraphs 1.5 and 1.10 of our License Agreement with JHU/APL which state:

1.5
“EXCLUSIVE LICENSE” shall mean a grant by JHU/APL to COMPANY and any AFFILIATED COMPANIES of its entire right and interest in the JHU/APL INTELLECTUAL PROPERTY, subject to rights retained by the United States Government in accordance with P.L. 96-517, as amended by P.L. 98-620, and with the provisions of the U.S. Government contracts under which the JHU/APL INTELLECTUAL PROPERTY was developed, and further subject to the retained right of JHU/APL to make, have made, provide, use, copy, modify, distribute and practice LICENSED PRODUCT(S) and LICENSED SERVICE(S) for its non-profit purposes in connection with its research, education and public service missions including the provision of research and development services for federal, state and local governments subject to section 4.1 of this Agreement.

1.10
“LICENSED FIELD” shall mean drinking water safety, waste water treatment, and water-based mining operations using filtration, treatment, reclamation and extraction processes; all other fields of use are specifically excluded.

After the careful review of the known applications and our projected uses under the licensing agreement, although our legal right may remain, the economic realities would require that the benefit period be determined by management’s assessment of all of the relative facts.  As of now our assessment has limited the benefit period to ten years.  The facts and circumstances of this situation will be reviewed annually and management will make any adjustments for changes in our underlying estimates or for any impairment which subsequently arises.

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
May 11, 2009

Comment #4:

Please see attached Exhibit A which has been revised to identify the period affected by the issuance of common stock for services as the period ending June 30, 2008 (10-Q filed on August 14, 2008).

Please feel free to contact the undersigned if you should have any questions as we would like to file the Form 8-K/A as soon as possible and resolve this matter.

Sincerely,

/s/ Jeff Lamberson
______________________
Jeff Lamberson
President
MIP Solutions, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 14, 2008 (November 26, 2008)

MIP SOLUTIONS, INC.
(Exact name of Registrant as specified in its charter)

Nevada	333-141927	20-4047619
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

421 West Wakara Suite 203 Salt Lake City, UT 84108
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (801) 583-0195

1005 Terminal Way Suite 110 Reno, NV 89502
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02        Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

 On November 14, 2008, the Company’s current management team, following discussions with its Board of Directors and its auditors, concluded that the previously filed audited financial statements and other financial information as of and for the year ended December 31, 2007, issued with the Company’s Form 10-KSB filed with the Commission on March 31, 2008 should no longer be relied upon. Additionally, the previously filed reviewed financial statements and other financial information as of and for the periods ended March 31, 2008 and June 30, 2008, as filed on quarterly report Form 10-Qs with the Securities and Exchange Commission on May 15, 2008 and August 14, 2008, respectively, should no longer be relied upon.

The previously issued financial statements for December 31, 2007, have been restated to correct an error in the recognition of a license fee payable and license fee asset, and the associated amortization.  The Company failed to recognize both the license fee payable, the license fee asset and the amortization.  The effect of the restatement was to increase license fee payable by $80,000 and to increase license fee by $80,000, increase net loss by $8,487 and increase the accumulated deficit by $8,487.

The previously issued financial statements dated March 31, 2008, have been restated to correct an error in the recognition of a license fee payable and license fee asset. The Company failed to recognize the license fee payable, the license fee asset and the amortization.  The effect of the correction was to increase license fee payable by $10,000 and to increase license fee by $10,000 and increase net loss by $3,139 and increase the accumulated deficit by $3,139.

The previously issued financial statements dated June 30, 2008, have been restated to correct an error in the recognition of a license fee payable and license fee asset, The Company failed to recognize the license fee payable, the license fee asset and the amortization. Also, the Company failed to recognize an issuance of common stock for services. The effect of the restatement was to increase license fee payable by $10,000, increase license fee by $10,000 increase consulting expense by $61,000, increase common stock by $100, increase additional paid in capital by $60,900, and increase the net loss and accumulated deficit by $64,472.

The effect of the Company’s previously issued 2007 financial statements for the year ending December 31, 2007 is summarized as follows:

	Previously Reported	Increase (Decrease)	Restated

Current assets	17,611	-	17,611
PP&E	11,321	-	11,321
Other assets	60,218	71,513	131,731
Total assets	89,150	71,513	160,663
Current liabilities	285,306	80,000	365,306
Stockholders deficit	(196,156)	(8,487)	(204,643)
Total liabilities & Stockholders deficit	89,150	71,513	160,663

The effect of the Company’s previously issued financial statements for the period ending March 31, 2008 is summarized as follows:

	Previously Reported	Increase (Decrease)	Restated

Current assets	12,534	-	12,537
PP&E	10,631	-	10,631
Other assets	59,795	78,374	138,169
Total assets	82,960	78,374	161,334
Current liabilities	386,342	90,000	476,342
Stockholders deficit	(303,382)	(11,626)	(315,008)
Total liabilities & Stockholders deficit	82,960	78,374	161,334

The effect of the Company’s previously issued financial statements for the period ending June 30, 2008 is summarized as follows:

	Previously Reported	Increase (Decrease)	Restated

Current assets	10,404	-	10,404
PP&E	9,942	-	9,942
Other assets	59,952	84,902	144,854
Total assets	80,298	84,902	165,200
Current liabilities	210,644	99,999	310,643
Stockholders deficit	(130,346)	(15,097)	(145,443)
Total liabilities & Stockholders deficit	80,298	84,902	165,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

MIP SOLUTIONS, INC.

Dated: May __ 2009	By:
President